Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

CF Industries Holdings, Inc. will host a conference call with analysts and investors at 10:00am ET / 9:00am CT on Wednesday, August 5, 2009.  A copy of the presentation that will be used in connection with the conference call follows:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF Investor Presentation August 2009

Certain statements contained in this presentation may constitute “forward-looking statements”. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

•        Good morning, I’m Chuck Nekvasil, and I’m here with Steve Wilson, our Chairman and Chief Executive Officer, and Tony Nocchiero, our Chief Financial Officer

•        We’re here to discuss the news release CF Industries issued earlier this morning detailing the proposed changes to our offer for a business combination with Terra Industries Inc., recently approved by our Board of Directors

•        As you read our news release and listen to this conference call, please recognize that both contain forward-looking statements within the meaning of federal securities laws

•        All statements in these, other than those relating to historical information or current condition, are considered forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such statements

•        These risks and uncertainties include those spelled out in the safe harbor statement included in the news release.  Consider all forward-looking statements in light of those and other risks and uncertainties, and do not place undue reliance on any forward-looking statement

Additional Information This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”). The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This presentation is neither an offer to purchase nor the solicitation of an offer to sell any securities. On March 23, 2009, CF Industries filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Solicitation/Recommendation Statement”) with the SEC with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009 . CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information.

•       Please also review this additional information relating to our intention to file a proxy statement and other relevant materials in connection with the solicitation of proxies for the 2009 Annual Meeting of Stockholders of Terra Industries Inc.

Agenda Review of CF’s 2Q Performance Q & A Our Proposal for Business Combination with Terra Appendix

•       Now, let me introduce Steve Wilson, our Chairman and Chief Executive Officer

•       Thanks, Chuck, and thank you, ladies and gentlemen, for joining us this morning

•       In today’s call, we’ll open with a brief review of CF Industries’ strong second quarter performance

•       After that, we’ll discuss our proposal to increase CF Industries’ offer for a business combination with Terra Industries – a proposal we believe provides a compelling opportunity to create substantial additional value for shareholders of both companies

•       Later, we’ll open the call to your questions

CF Industries’ Strong Second Quarter Performance Net Earnings totaled $213.0 million, or $4.33 per diluted share, compared to record $288.6 million, or $5.01 per share, in Q2 ‘08 In a challenging quarter, Net Sales were down only 11 percent EBITDA totaled $383.7 million versus record $467.8 million in Q2 ‘08 Net cash increased by $445.6 million during quarter to $846.1 million “Blow-out results on high margin forward sales”. “...CF’s decision to lock in forward sales last summer looks brilliant”. “D’ville plant demonstrates its flexibility” – Bank of America / Merrill Lynch (7/27)

•        As you can see on Slide 5, CF Industries delivered what has been described as a “blow-out” performance in 2009’s second quarter

•        I know many of you were on our conference call last week, but it’s worth repeating that we delivered net earnings of $213 million, or $4.33 per diluted share, to our shareholders – totals that compare very favorably to the record second quarter we posted in 2008

•        We generated nearly $384 million in EBITDA – again, comparing very well to 2008’s record second quarter

•        And, as we’ll discuss in more detail in just a minute, our net cash increased by more than $445 million

Highlights of a Strong Performance Nimbleness: we reacted quickly to soft domestic markets and capitalized on KEYTRADE export capabilities in phosphate and nitrogen Competitiveness: nitrogen exports underscore new global paradigm in natural gas costs and competitiveness of North American nitrogen assets Margin Management Focus: we used Forward Pricing Program in 2008 to lock in strong nitrogen margins realized in Q1 and Q2 of 2009 but cut back forward sales to take advantage of potential recovery in 2H 2009 spot market prices Customer Mix: we benefited from strong agricultural markets

•         On Slide 6, we’ve highlighted some of the underlying strengths and capabilities of CF Industries that delivered this strong performance…

•         Our nimbleness in reacting to challenging market conditions, exporting a record 359,000 tons of phosphate when we saw soft conditions in the domestic market

•         Our competitiveness: the new global paradigm in natural gas has made us competitive in global export markets for both UAN and Urea

•         Our focus on margin management: our ability to sell higher-margin forward-priced product during 2009’s first half was the result of a strategic decision, made last year, to lock in margins that we found very attractive…  By the same token, we made a strategic decision in the second quarter not to lock in significant forward sales for 2009’s second half, because we didn’t like the margins available

•         And, of course, our customer mix: we benefited from our well-established ability to profitably serve agricultural markets

CF Generated ~$9/ share in Cash During 2Q’09 Quarterly Cash Balance ($MM) 3/31/2009 6/30/2009 Cash and Cash Equivalents 839 921 Customer Deposits (435) (71) Debt (4) (4) Net Cash 401 846 Net Cash per Share ~$8 ~$17 Net Cash per Share Increase ~$9

•       Moving to Slide 7, you can see that CF Industries’ strong Q2 performance led to a substantial increase in our net cash position

•       Net cash increased by approximately $9 per share during the quarter

•       Currently, the company has approximately $17 per share in net cash…

•       And if you consider our investment in auction rate securities – and, as we’ve said, we expect to recover the full value of this investment – our total net cash resources currently stand at $983 million, or about $20 per common share

Second Half Outlook Forward Pricing Program (FPP) backlog has run its course, but other positives – low input costs, potential fall “catch-up,” robust farm income, and optimistic spring planting expectations – could produce good fall 2009 and spring 2010 application rates Inventory overhang and de-stocking have, for most products, run their course Prices have stabilized and, for nitrogen, begun to strengthen Wild Card/Negative: potential for increased Chinese phosphate exports Wild Card/Positive: potential for downward revision from estimated 2009 planted acreage for corn and the potential for lower yields due to delayed planting and bad weather

•        Looking ahead, as we explain on Slide 8, we think there’s an opportunity for good fall 2009 and spring 2010 fertilizer movement

•        The inventory overhang that reduced sales at the manufacturer level this spring – at least for nitrogen and phosphate – seems to have worked its way through the system…

•        Prices have stabilized and begun to strengthen for nitrogen

•        There are, of course, wild cards, but all in all, we’re cautiously optimistic about this fall – and certainly optimistic about longer-term prospects in agricultural and industrial markets

•        Our strong second quarter results – and our outlook for the future of nitrogen and phosphate production – make the combination we’ve proposed with Terra Industries even more compelling for the shareholders of both companies

Agenda CF’s 2Q Performance Q & A Update on Our Proposal for Business Combination with Terra Appendix

•       So let’s talk about our proposal to increase CF Industries’ offer for that business combination

CF is Positioned to Close a Transaction Promptly We expect that today we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra Industries and will be in a position to close a transaction promptly Since our initial offer for TRA, we have received strong investor support for the logic behind and the opportunities inherent in a CF Industries/Terra combination TRA and CF holders have regularly reached out to us, detailing their views on potential deal structure and terms In light of their feedback, the continued performance and financial strength of CF Industries, and the potential to add significant value for Terra and CF Industries’ shareholders, our board of directors is prepared to increase its offer for Terra Industries

•        Looking at Slide 10, we expect that today we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra Industries and will be in a position to close a transaction promptly

•        From the start, the logic behind our proposed combination with Terra has received strong support from holders of both companies

•        As you’d expect, many of those holders have reached out to us, sharing their views on valuation, deal structure, and terms

•        In light of their feedback, the continued performance and financial strength of CF Industries, and the potential to add significant value for Terra and CF Industries’ shareholders, our board of directors is prepared to increase its offer for Terra Industries

Our Proposal for a Business Combination with Terra CF to combine with Terra in an all-stock transaction Exchange ratio of 0.4650x shares of CF per Terra share 5MM Contingent Future Shares (“CFs”) of CF distributed to CF holders prior to merger Structure Premiums Pro Forma Ownership 35% premium to 1/15 Exchange Ratio 38% premium to 1-Year average exchange ratio prior to January 15th 31% to the 3-Month average exchange ratio prior to August 4th CF shareholders: ~51% (~54% if CFs are converted) Terra shareholders: ~49% (~46% if CFs are converted) Governance A number of Terra directors invited to join board of new company, including Mike Bennett Mike Bennett to continue in senior executive capacity Share Repurchase Share repurchase of at least $1.0Bn executed after completion of merger Strong pro forma balance sheet following repurchase -- $0.7Bn in combined net cash(1) Notes: (1) Combined cash balance as of 6/30/09; includes $137MM of CF auction rate securities; pro forma for repayment of $0.3Bn in Terra debt and $1.0Bn share repurchase

▪        On slide 11 you can see the key terms of our proposal

▪        The all-stock nature of the offer will allow shareholders of both Terra and CF Industries to participate ratably in the growth and long-term value creation potential of the combined company, including the significant synergies

▪        We would agree to negotiate a merger with Terra at an exchange ratio of 0.4650x CF shares for each Terra share

▪        This represents a 35% premium to the exchange ratio on 1/15/09, the day CF announced its initial proposal for Terra, a 38% premium to the 1-year average exchange ratio prior to 1/15 and a 31% premium to the average exchange ratio during the last 3 months

▪        Terra shareholders would own ~49% of the combined company, CF shareholders ~51%

▪        In addition, 5MM Contingent Future Shares, or “CFs”, with a conversion price of $115 would be distributed to CF shareholders just prior to the merger, but more on that in a moment

▪        At 6/30/09, the combined CF/Terra would have had approximately $2.1Bn in total cash. Under our proposal, the combined company would repurchase at least $1Bn worth of shares after the merger has closed.  The combined company would continue to have a strong balance sheet featuring no leverage and a strong cash position

▪        We would welcome having a number of Terra’s directors on the board of the combined company.  We look forward to Mike Bennett being one of those directors and having him continue to serve in a senior executive capacity, working closely with me to manage the combined company

Attractive Premium to Terra Shareholders 1/15/09: 0.3449x 1-yr Avg Prior to 1/15: 0.3371x Relative Share Exchange Ratio (12 Months Prior to Announcement on 1/15/09) (Number of CF Shares Offered in Exchange for Each Terra Share Based on Closing Share Prices) 0.4650x 0.2000 0.2500 0.3000 0.3500 0.4000 0.4500 0.5000 1/08 4/08 7/08 10/08 1/09

▪       Slide 12 demonstrates that our proposed exchange ratio represents a very attractive premium to Terra shareholders, representing a 35% premium to the January 15th exchange ratio, the day of our original proposal, and a 38% premium to the 1-year average exchange ratio prior to January 15th

▪       Importantly, during the last number of weeks we believe the key relative valuation relationships have effectively been re-set to levels consistent with those that existed when we first announced our proposal back in January. Accordingly, we believe the current context should provide comfort to both sets of shareholders

▪       For example, during the last three months, the market has maintained an average exchange ratio of approximately 0.35x between the two companies, which is very close to the trailing 1-year and spot exchange ratios that existed when we first announced our proposal on January 15th

Contingent Future Shares (“CFs”) at $115 5 million Contingent Future Shares (“CFs”) of CF Industries would be distributed to the shareholders of CF Industries prior to the merger with Terra Industries (the “Merger”) If, during the Measuring Period (defined below), the average CF closing share price exceeds $115 for any five (5) trading days within any twenty (20) trading day period, the CFs would automatically convert into shares The Measuring Period is a period starting six (6) months after the Merger and ending twenty-four (24) months after the Merger The CFs would be publicly traded The CFs are not expected to be taxable on receipt or upon conversion. The CFs would be taxable upon sale of the CFs (or the underlying shares following conversion)

•         Turning to slide 13, given the significant increase in our offer, as well as our confidence in the future trading value of our stock, immediately before the merger we would distribute to CF Industries shareholders Contingent Future Shares, or “CFs”

•         The CFs would provide CF shareholders with an opportunity to receive an aggregate of 5 million CF Industries shares if the average CF closing share price exceeds $115 for any five (5) trading days within any twenty (20) trading day period

•         If these conditions are met, the CFs would automatically convert into CF Industries shares on a one-for-one basis

•         The Measuring Period is a period starting six (6) months after the Merger and ending twenty-four (24) months after the Merger

•         The CFs would be publicly traded

•         If CF Industries shares trade through the $115 conversion price we are giving CF’s pre-merger shareholders the opportunity to increase their ownership in the combined company from ~51% to ~54%

$1.0Bn Share Repurchase, Strong Combined Financial Platform Notes: (1) Represents the sum of the current market capitalizations (2) Based on public information. Market data as of August 4, 2009 (3) Includes Auction Rate Securities (4) Assumes the repayment of Terra bonds (5) Assumes $1.0Bn of share repurchase $6.8 Billion pro forma market capitalization (1) Improved strategic platform to pursue growth, manage risk exposures Enhanced relevance in the global capital markets Greater trading liquidity on NYSE Expected to be accretive to current CF Industries’ shareholders Disciplined approach to capital structure management Committed to maintaining a strong, flexible balance sheet Share repurchase of at least $1.0 Bn post closing of deal CF completed $500MM accelerated share repurchase at ~$59 on 11/13/2008 0.0 0.7 6.8 Post-Repo Enhanced Scale (2) 1.7 1.0 1.1 Cash and Short-term Investments 0.0 0.3 0.0 Debt 6.8 2.9 3.9 Market Capitalization (2) Pre-Repo Terra CF ($ Billions) Pro Forma Combined (3) (4) (4) (4) (4) (5)

•         Slide 14 summarizes some of the financial highlights of the transaction

•         With a $6.8Bn market cap, the combined company will have increased trading liquidity, improved access to the capital markets and will emerge with a stronger balance sheet, featuring a substantial cash balance and no debt

•         Pro forma for a share repurchase of at least $1.0Bn and repayment of Terra bonds, the combined company would have ~$0.7Bn in cash

•         We expect the cash balance to continue to grow over the course of 2009

•         After giving effect to the realization of significant synergies, we expect the transaction to be accretive to CF Industries shareholders

CF and Terra - A Compelling Combination Creates a global leader in nitrogen fertilizers with complementary strengths Significant financial benefits expected for all shareholders All-stock combination allows both sets of shareholders to participate All-stock combination means that neither set of shareholders is being cashed-out at what could be a low point in the fertilizer cycle and at a low point in the stock markets Annual cost synergies estimated at $105-$135MM Improved financial strength Enhanced scale and strategic platform Accretive to CF Industries’ shareholders Maintains strong, flexible balance sheet Share repurchase of at least $1.0Bn post-closing of merger Common cultures, shared experiences, similar challenges Combination logic acknowledged by both organizations, as evidenced by their 2003 and 2007 discussions People, assets and customers primarily in U.S. Cornbelt Low integration risk

•         In summary, turning to slide 15, we expect that today we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra and will be in a position to close a transaction promptly.  Our board and management team are enthusiastic about combining our two companies

•         The combined company will be a stronger, more competitive player in the global nitrogen fertilizer industry -- with annual capacity of 6.3MM tons we will be a close second to Yara’s 6.9MM tons of annual capacity. The combined company would also benefit from CFs’ strong position in phosphate

•         We expect the combination to generate $105 to $135 million in annual cost synergies, and provide significant financial benefits for all stakeholders

•         Combined, CF and Terra would have an improved strategic platform from which to pursue growth and manage risk

•         The combination logic has been acknowledged by both organizations, as evidenced by our 2004 and 2007 discussions regarding a merger

•         We would welcome having a number of Terra’s directors on the board of the combined company.  We look forward to Mike Bennett being one of those directors and having him continue to serve in a senior executive capacity, working closely with me to manage the combined company.  Also, we would consider locating some functions of the combined company in the Sioux City area, while preserving the synergies in the transaction

Agenda CF’s 2Q Performance Q & A Update on Our Proposal for Business Combination with Terra Appendix

•         Before we open the call to questions, I’d like to remind everyone that CF has generated significant value for shareholders since its IPO in August 2005

•          We’ve had the highest share price appreciation and total shareholder return among public global fertilizer companies from our IPO to January 15, 2009

•          We’ve maintained focus on fertilizer manufacturing and wholesale distribution with outstanding operational execution

•          We generated ~$9 of cash per share during the second quarter and eclipsed $500MM of EBITDA for the first half of 2009, exceeding the median Street expectation for the entire year

•          And we’ve demonstrated a commitment to return capital to shareholders as evidenced by our accelerated stock repurchase last fall and our commitment to repurchase at least $1Bn of stock after we close this transaction

•         Clearly, we’re focused on creating shareholder value.  And now that the Hart-Scott-Rodino waiting period is set to expire at midnight tonight (August 5, 2009), we remain on track, poised to take the next step in creating value – by putting these two great companies together.  It’s a compelling opportunity for both companies and their shareholders

For more information, please visit www.cfindustries.com Q&A

•       And now we’d like to open up the call for questions

Agenda CF’s 2Q Performance Q & A Update on Our Proposal for Business Combination with Terra Appendix

A Global Leader in Nitrogen Fertilizers Pro Forma Nitrogen Nutrient Tons Production Capacity (1) (MM Nutrient Tons) Note: (1) Based on 2008 public data. Figures may not sum due to rounding. 6.9 6.3 3.4 3.4 3.1 3.0 2.3 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 Yara PF CF / TRA Agrium Terra Potash CF Koch

•        The combined company will be a leading global producer of nitrogen fertilizers, as measured by capacity, among publicly traded companies

•        The pro forma company will have annual nitrogen capacity of 6.3 million tons and be a close second to Yara’s 6.9 million tons of annual nitrogen capacity

•        The combined company will be a stronger, more competitive player in the global nitrogen fertilizer industry

•        We believe that the elements of Terra’s strategy, of which we are aware, including expansion of industrial nitrogen applications, would only be enhanced through a combination

•        While there may be modest differences in our approach to the nitrogen business, it should not be surprising to you that the average profitability of our respective nitrogen businesses has been nearly identical since 2004

Attractively Diversified into Phosphate Business CF Terra Pro Forma = + Phosphate Nitrogen 100% Nitrogen Nitrogen Phosphate Source: Public filings $3.9 Billion $2.9 Billion $6.8 Billion 2008A Revenue 66% 34% 80% 20%

•       The combined companies would also benefit from CF Industries’ strong position in phosphate

•       In 2008, CF’s phosphate operations represented 34% of total revenue. Terra currently has no exposure to phosphate. Based on 2008 data, phosphate would contribute 20% of combined company revenue

•       Long-term phosphate outlook remains attractive

•       Global availability of economically recoverable phosphate rock reserves is limited

World-Scale, Fully-Integrated Phosphate Operations Global Phosphoric Acid Capacity MOS 9% PCS 5% CF 2% Other Public 6% Private/Government Entities 78% Global Phosphoric Acid Capacity by Location Source: Fertecon 0 500 1,000 1,500 2,000 Mosaic CF Industries Mosaic Grupo Fertinal SA de CV JSC Fosforit (Eurochem) Lifosa Mississippi Phosphate Namhae Chemical Corporation Innophos Yara JSC RovnoAzot National Fertilizer Co Lebanon Chemical Co. VINACHEM Kazfosfat LLC Novokokand Plant Fosfertil-Ultrafertil FACT - Fertilizers & Chemicals Travancore Kazfosfat LLC/Nunken Xuar Kazfosfat LLC BCIC - Bangladesh Chemical Industries Corp. Zaklady Chemiczne WIZOW S.A. Arad Chemicals RCFL - Rashtriya Chemicals & Fertilizers Albright & Wilson Chemicals

•        Our phosphate rock mining and fertilizer production are fully integrated in Central Florida

•        With annual capacity of just under 1,055 million tonnes of phosphoric acid per year, Plant City is the 7th largest facility in Fertecon's listing of the world's top 125 plants\

•        For equity investors seeking exposure to the phosphate business, there are few attractive options\

•        According to Fertecon, only about 22% of the world's phosphoric acid capacity is owned by publicly-traded fertilizer companies.  Of this amount, CF ranks #3 globally after Mosaic and PCS at approximately 10%

$105 to $135 Million of Annual Operational Synergies Several underutilized facilities Donaldsonville optimization Spare parts inventory pooling Reduction in inventory and associated carrying costs Optimizing turnarounds and capex spending Over $600MM in non-raw materials purchases Total logistics costs of approximately $350MM Reduction in total product miles shipped Reduced railcar lease costs (more than 5,300 total railcars in the system) Total combined 2008 SG&A ~$140MM Headquarters consolidation ($MM) $5–$10 Distribution Facilities Optimization $105–135 Total $10–$15+ Other $10–$15 Purchases / procurement $25–$30 Logistics and railcar leases $55–$65 SG&A Additional one-time permanent release of cash from inventory and spares reduction estimated at up to $60MM, funds estimated costs to achieve synergies

•         We expect the transaction to generate between $105 and $135 million in annual cost synergies by combining corporate functions and optimizing transportation and distribution systems, and through greater economies of scale in procurement and purchasing.   Specific opportunities:

•          HQ consolidation -- Total combined 2008 SG&A ~ $140 million

•          Total logistics costs of approximately $350 million

•          Reduction in total product miles shipped

•          Reduced railcar lease costs (more than 5,300 total railcars in the system)

•          Over $600 million in non-raw materials purchases (includes: purchased fertilizer products; process chemicals; catalysts; other plant consumables)

•          Donaldsonville optimization

•          Spare parts inventory pooling

•          Reduction in inventory and associated carrying costs

•          Optimizing turnarounds and capex spending

•          Several underutilized facilities

•         We expect the combined company to realize these synergies within two years after the closing of the transaction

•         We also expect the combined company to benefit from a one-time cash release of up to $60MM, due to inventory reduction

Current Sector Valuations Aggregate Value / 2010E EBITDA (1)(2)(3)(4) (x) Notes: (1) Calculated using basic shares outstanding as per latest filing for each respective peer (2) Aggregate Value defined as Market Cap plus debt, plus minority interest, plus customer advances and less cash (3) CF Aggregate value based on 48.4MM basic shares outstanding, cash and equivalents of $921MM, auction rate securities of $137MM, customer advances of $71MM, debt of $4MM and minority interest of $71MM (4) 2010E EBITDA for CF and all comparables based on Street median estimate for 2010E as of August 4, 2009 8.4 7.5 6.4 6.2 5.9 5.6 5.1 5.0 4.3 0.0 2.0 4.0 6.0 8.0 10.0 POT Yara MOS ICL IPI AGU K+S TRA CF

•       At 4.3x forward EBITDA, CF is currently trading at essentially a full turn discount to its historical 3-year average forward multiple of 5.3x and well below ALL of the other publicly-traded fertilizer peers

Recent Share Price Performance August 4th, 2009 Share Price as a % of 52-Week High (1) Note: (1) Calculated on USD basis 68% 56% 54% 54% 53% 52% 50% 48% 46% 0% 20% 40% 60% 80% 100% ICL TRA AGU IPI CF POT Yara MOS K+S

•       CF is trading at 53% of its 52-week high

Fundamental Shift in Global Fertilizer Prices Since January 1, 2008 1/15: CF’s initial offer for TRA Midwest Potash $535 Central Florida DAP $263 Gulf Urea $283 Gulf Ammonia $265 Source: Greenmarket 0 200 400 600 800 1,000 1,200 1-Jan 10-Mar 12-May 14-Jul 15-Sep 14-Nov 16-Jan 20-Mar 22-May 31-Jul $ per US short ton (FOB basis)

•          This exhibit depicts selected US spot prices since the beginning of 2008 for the 3 key fertilizer nutrients; nitrogen (ammonia and urea), phosphate (DAP) and potash

•          As shown above, prices generally peaked during 3Q/2008.  Nitrogen and phosphate prices declined rapidly after establishing peaks.  On 1/15, when CF announced its initial proposal for a business combination with Terra, nitrogen and phosphate prices had already fully corrected

•          Meanwhile potash remained artificially high because product was not flowing. Producers were required to make significant and continuous production cuts

•          While still attractive relative to historical levels, fundamentals in potash have weakened significantly since mid-June. Recent sell-side research perspectives:

–         "Potash at $515/st is not low enough to resurrect domestic demand...customers in NA will only buy as needed anticipating lower prices" -- Goldman Sachs (7/30)

–         "We expect China to seek a lower price than India’s contract, likely on the lower-end of its domestic price range" -- Goldman Sachs (7/30)

–         "China may delay its contract negotiations until late in the third quarter. Our assumption of $400-$460 a ton for a China price seems fair at this point" -- Citigroup (7/23)

•          CF's market information suggests that, at the wholesale and retail levels, dealers have eliminated most if not all of the overhang of high-cost nitrogen and phosphate inventories (the nutrients produced by CF) that created a buyer-seller impasse for much of the spring season.  Recent sell-side research observations:

–         "Ammonia and urea prices have moved up sharply in recent weeks...We look for further price gains this fall as distribution inventories are low...US export prices of DAP are now above $300/mt, up from the early-June bottom" – BofA/ML (8/3)

–         "We believe CF’s phosphate profits are nearing a bottom, as phosphate fundamentals have improved sharply in the last two months." -- BoA/ML (7/29)

–         "On the other hand, we expect nitrogen and phosphate sales to increase as buyers are comfortable restocking for the upcoming fall season, believing that prices are set for a rebound“  -- Goldman Sachs (7/30)